

SEC 16013337

SEC Mail Processing Section FEB 29 2016 Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37135

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RBS SECURITIES INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 WASHINGTON BOULEVARD
(No. and street)

STAMFORD	**CT**	**06901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JASON HAUF **203-897-2698**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

695 EAST MAIN STREET	**STAMFORD**	**CT**	**06901**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RBS SECURITIES INC.
(S.E.C. I.D. No. 8-37135)

STATEMENT OF FINANCIAL CONDITION AND
AS OF DECEMBER 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Files pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

OATH OR AFFIRMATION

I, Jason Hauf, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to RBS Securities Inc. for the year ended December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/26/16

Signature Date

Chief Financial Officer

Title

Subscribed and sworn to before me

on this 26 day of February, 2016



Notary Public

Sherrie Annmarie Palmer
Notary Public, State of Connecticut
My Commission Expires July 31, 2018





RBS Securities Inc.
600 Washington Boulevard
Stamford, Connecticut 06901
Telephone: + 1 203 897 2700
www.rbs.com/mib

RBS Securities Inc.'s Compliance Report

RBS Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year from January 1, 2015 through December 31, 2015;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2015;
(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2015; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

RBS Securities Inc.

I, Jason Hauf, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By: 
Jason Hauf, Chief Financial Officer

February 26, 2016



Deloitte & Touche LLP
695 East Main Street
P O Box 10098
Stamford, CT 06901-2150
USA

Tel: +1 203 708 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of RBS Securities Inc.:

We have examined RBS Securities Inc.'s (the "Company") statements, included in the accompanying Compliance Report, that (1) the Company's internal control over compliance was effective during the period from January 1, 2015 to December 31, 2015; (2) the Company's internal control over compliance was effective as of December 31, 2015; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.1 5c3-3(e) (the "reserve requirements rule") as of December 31, 2015; and (4) the information used to state that the Company was in compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with the net capital rule, 17 C.F.R. § 240.15c3-3, 17 C.F.R. §240.17a-13 or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of December 31, 2015 and during the period from January 1, 2015 to December 31, 2015; the Company complied with the net capital rule and reserve requirements rule as of December 31, 2015; and the information used to assert compliance with the net capital rule and reserve requirements rule as of December 31, 2015 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with the net capital rule and reserve requirements rule, determining whether the information used to assert compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Deloitte & Touche LLP

February 26, 2016



Deloitte & Touche LLP
695 East Main Street
P O Box 10098
Stamford, CT 06901-2150
USA

Tel: +1 203 708 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of RBS Securities Inc.:

We have audited the accompanying statement of financial condition of RBS Securities Inc. (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of RBS Securities Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2016

RBS SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

	$m
ASSETS	
Cash and cash equivalents	93
Cash and securities segregated under federal and other regulations	805
Receivables from brokers, dealers and other institutions	394
Receivables from customers	41
Securities purchased under agreements to resell and other collateralized financing arrangements	20,915
Financial instruments owned, at fair value ($2,500 million pledged as collateral)	7,625
Accrued interest receivable	33
Other assets	493
Total Assets	30,399

	$m
LIABILITIES AND STOCKHOLDER'S EQUITY	
Short-term borrowings	428
Payables to brokers, dealers and other institutions	618
Payables to customers	433
Securities sold under agreements to repurchase and other collateralized financing arrangements	16,644
Financial instruments sold, but not yet purchased, at fair value	5,291
Accrued interest payable	24
Other liabilities	2,662
Total Liabilities	26,100
STOCKHOLDER'S EQUITY	
Common stock, par value $1 per share, 10,000 shares authorized, 8,000 shares issued and outstanding	-
Additional paid-in capital	1,602
Retained earnings	2,697
Total Stockholder's Equity	4,299
Total Liabilities and Stockholder's Equity	30,399

The accompanying notes are an integral part of this statement of financial condition.

RBS SECURITIES INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

As of December 31, 2015

1. Organization and Nature of Business

RBS Securities Inc. ("RBSSI" or the "Company") is a wholly owned subsidiary of RBS Holdings USA Inc. ("RBSHI"). RBSHI is a wholly owned subsidiary of NatWest Group Holdings Corporation, which is an indirect wholly owned subsidiary of The Royal Bank of Scotland Group plc ("RBS"). The UK Government is the ultimate majority shareholder of RBS. The UK Government's shareholding is managed by UK Financial Investments Limited ("UKFI"), a company wholly owned by the UK Government.

RBSSI is a registered broker-dealer and a registered Futures Commission Merchant ("FCM") and, accordingly, is subject to the minimum net capital requirements of the U.S. Securities and Exchange Commission ("SEC") and the U.S. Commodity Futures Trading Commission ("CFTC"). RBSSI is a primary dealer of U.S. Government securities and is principally engaged in the purchase, sale and financing of U.S. Treasury, U.S. Agency, corporate debt, and the execution and clearance of exchange traded futures and options on futures contracts. RBSSI transacts primarily with institutional counterparties and government sponsored entities.

During 2015, the Company wound down its Asset-Backed Products Trading and Sales activities, including Agency and Non-Agency Residential Mortgage Backed Securities ("RMBS") and Commercial Mortgage Backed Securities ("CMBS"). RBSSI also exited collateralized financing activity on Agency and Non-Agency RMBS and CMBS collateral.

2. Significant Accounting Policies

Basis of Presentation / Use of Estimates

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") that require management to make estimates and assumptions regarding financial instrument valuations, compensation expense accruals, tax provision calculations including valuation allowance for deferred tax assets, provision for losses that may arise from litigation or regulatory matters, and other items that affect the statement of financial condition and related disclosures. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates.

Cash and Cash Equivalents

RBSSI has defined cash equivalents as highly liquid investments including money market instruments, federal funds sold and overnight time deposits with original maturities of three months or less. Substantially all cash is on deposit with major money center banks.

Receivables from and Payables to Brokers, Dealers, Other Institutions and Customers

Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails-to-deliver"), cash margin receivables on financing transactions and receivables related to futures contracts. Payables to brokers and dealers include net payables arising from unsettled trades, amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive"), cash margin payables on financing transactions and payables related to futures contracts.

Receivables from customers include amounts receivable for securities not delivered by the Company to a customer by the settlement date ("delivery-versus-payment") and receivables due from customers on cash margin transactions for futures contracts. Payables to customers include amounts payable for securities not

Continued

received by the Company from a customer by the settlement date ("receive-versus-payment") and payables due to customers on cash margin transactions for futures and listed options contracts.

Receivables and payables arising from unsettled securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition. The Company provides for receivables from brokers, dealers, other institutions and customers when the receivable is no longer believed to be collectible. Receivables and payables arising from fails-to-deliver and fails-to-receive transactions are presented on a net basis, by security and counterparty.

Collateralized Financing Arrangements
Collateralized financing transactions, including securities purchased under agreements to resell and securities sold under agreements to repurchase, are carried at the contract value plus accrued interest as specified in their respective agreements. Securities subject to these arrangements are principally U.S. Government and U.S. Government Agency obligations. Principal and accrued interest amounts are presented on a net basis by counterparty and maturity date where trades are subject to master netting agreements. It is RBSSI's policy to obtain collateral with a market value equal to or in excess of the principal amount loaned under collateralized financing arrangements. Collateral is valued daily and RBSSI may require counterparties to deposit additional collateral or return pledged collateral when appropriate.

Most collateralized financing arrangements terminate prior to the maturity date of the underlying collateral received or pledged. However, in certain situations, RBSSI may enter into agreements where the termination date of the collateralized financing arrangement effectively matches the maturity date of the underlying security received or pledged. These are referred to as "repo to maturity" or "reverse repo to maturity" transactions. These transactions involve highly rated, liquid securities such as U.S. Government securities. In a repo to maturity transaction, RBSSI is deemed to have acted as a secured borrower. Reverse repo to maturity transactions are accounted for as secured lendings.

Securities borrowed and securities loaned, respectively, are carried at the amounts of cash collateral advanced and received in connection with those transactions. Securities subject to these arrangements are primarily U.S. Government securities and U.S. Government Agency obligations. Interest is accrued at the stipulated contract rate. RBSSI's policy is to monitor the value of the securities borrowed and loaned on a daily basis and to obtain or return additional collateral as is necessary.

Fair Value Measurements
Fair value is defined as the price that could be received in an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value option permits entities to irrevocably elect on an instrument-by-instrument basis to measure certain financial assets and financial liabilities at fair value that are not currently required to be measured at fair value.

Control Environment
The control environment for the determination of the fair value of financial instruments includes formalized protocols for the review and validation of fair values independent of the businesses entering into the transactions. There are specific controls to ensure consistent pricing policies and procedures, incorporating disciplined price verification.

A key element of the control environment is the independent price verification ("IPV") process. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly observable from available prices, or may be derived using a model and variable inputs. These valuations are reviewed, and if necessary amended, by a team independent of those trading the financial instruments, in light of available pricing evidence.

The minimum frequency of review of these financial instruments is monthly. Monthly meetings are held between the business and the support functions to discuss the results of the IPV process. The IPV control includes formalized reporting and escalation of any valuation differences in breach of established thresholds.

The Company's IPV Committee meets formally on a monthly basis to discuss independent pricing, reserving and valuation issues. All material methodology changes require review and ratification by this committee. This committee includes members representing several independent review functions including market risk and finance.

Valuation Hierarchy
The accounting guidance for fair value measurements establishes a framework for measuring fair value using a three level hierarchy based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. Fair value measurement accounting guidance does not dictate when fair value should be the basis to account for a financial instrument, nor does it prescribe which valuation technique should be used. An entity is required to choose appropriate valuation techniques based upon market conditions, availability, reliability, and observability of valuation inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Valuations are based upon unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect management's own assumptions that the Company believes would be used by market participants in valuing the asset or liability but that are unobservable.

The level which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. RBSSI reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in their significance which may result in a transfer between fair value hierarchy level categories. Any reclassifications are treated as if they occurred at the beginning of the reporting period.

Continued

Financial Instruments
Regular-way securities transactions are recorded in the statement of financial condition on trade date and measured at fair value. Fair value is based generally on quoted market prices or dealer price quotations. To the extent that prices are not readily available, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time.

Litigation and Other Matters
RBSSI is involved, from time to time, in reviews, investigations and proceedings (both formal and informal) regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. RBSSI recognizes a contingent liability in other liabilities in the statement of financial condition when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, RBSSI accrues the most likely amount of such loss, and if such amount is not determinable, RBSSI accrues the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management. In many instances, it is not possible to determine the degree to which any loss is probable or reasonably estimable.

Income Taxes
RBSSI is included in the consolidated U.S. federal and certain combined state income tax returns of RBSHI's U.S. holding company parent, NatWest Group Holdings Corporation. In addition, the Company files returns on a separate company basis in certain jurisdictions as required. The Company's federal and certain combined state income taxes are calculated as if the Company filed on a separate return basis and any tax attributes are utilized according to the combined return as filed, as opposed to a stand-alone calculation. The current state tax payables/receivables as per the combined state returns are settled annually when filed.

RBSSI's deferred income taxes are provided based upon the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. In addition, deferred income taxes are determined using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, a valuation allowance has been recorded for the portion of the deferred tax asset that more likely than not will not be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carry forward period are reduced or increased and additional weight may be given to subjective evidence such as our projections for growth.

RBSSI recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition.

Continued

Compensation Plans
The 2010 Deferral Plan and the 2014 Employee Share Plan ("the Plans") of RBS affect employees of RBS, including employees of the Company. The Plans require that a predefined amount be paid in the current year with the remaining award to be deferred over a period of up to 38 months from the reporting date. Multiple payments are made to employees over the deferred period which will be settled in RBS equity shares, debt of RBS or cash. Awards may be subject to forfeiture and clawback, as defined in the Plans, at the discretion of the RBS Board of Directors' Remuneration Committee. Effective December 2014, no new awards were granted under the 2010 Deferral Plan.

RBSSI recognizes compensation expense for each payment, as if it was a separate award with a separate service period. The overall cost of each payment is measured at fair value as of the grant date, which may coincide with the end of the service period as a result of the clawback provision. At each reporting date, RBSSI estimates the fair value of each payment by estimating fair value of the RBS debt and utilizing the quoted market price for RBS equity shares. RBSSI does not expect to reimburse RBS or receive payment from RBS for any increase or decrease in the value of the RBS equity shares, respectively. Recognition of additional compensation expense attributable to appreciation in RBS equity shares is accounted for as a capital contribution and decreases in compensation expense attributable to a decrease in the value of RBS equity shares are accounted for as a reduction of capital. RBSSI accrues compensation expense on a straight-line basis over the applicable service period for the fair value of each respective payment, less a provision for forfeitures. Management utilizes historical data to estimate the impact of forfeitures. The ultimate impact of forfeitures may materially differ from management's estimate. Interest on RBS debt is accrued at stipulated rates.

In connection with the 2014 Employee Share Plan, employees in certain roles of the Company may be eligible for Role Based Allowances ("RBA") which are payable in cash and/or RBS equity shares. RBA is fixed compensation that settles in cash and/or the appropriate quantity of RBS shares which have an aggregate market value on RBA payment date equal to the RBA installment. RBSSI accrues compensation expense on a straight-line basis over the period the RBA is in effect. RBSSI reimburses RBS for the value of RBS equity shares paid to RBSSI employees in connection with the RBA.

Recent Accounting Pronouncements
In June 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-11, "Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures". This latest update eliminates sale accounting for repurchase-to-maturity transactions and prescribes that these transactions should be accounted for as secured borrowings similar to the accounting for other typical repurchase agreements. The update also removes existing guidance which requires that the transfer of a financial asset and a contemporaneous repurchase financing be accounted for on a combined basis as a forward agreement. Additionally, the update establishes expanded disclosures about the nature of collateral pledged in repurchase agreements and other similar secured borrowings. The update was effective for all interim and annual periods beginning after December 15, 2014. The Company adopted this ASU for the period beginning January 1, 2015 and it did not have a material impact on the Company's statement of financial condition.

In August 2014, the FASB issued ASU 2014-13, "Consolidation (Topic 810): Measuring the Financial Assets and the Financial Liabilities of a consolidated Collateralized Financing Entity". This update provides a new measurement alternative for companies that consolidate collateralized financial entities. The new alternative allows a company to measure the financial assets and liabilities of a consolidated

Continued

collateralized financing entity using the fair value of either the financial assets or the financial liabilities, whichever is more observable. This guidance will be effective for the Company beginning at January 1, 2016, with early adoption permitted. Adoption of this guidance is not expected to have a material impact on the Company's statement of financial condition.

In August 2014, the FASB issued ASU 2014-15, "Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". This update defines management's responsibility in evaluating a company's ability to continue as a going concern and establishes related footnote disclosures. Management will be required to evaluate whether conditions or other events exist at each reporting date that raise substantial doubt about a company's ability to continue as a going concern within one year after issuance of the financial statements. The update will be effective beginning January 1, 2017 with early adoption permitted and is not expected to have a material impact on the Company's statement of financial condition.

In February 2015, the FASB issued ASU 2015-02, "Consolidation (Topic 810) - Amendments to the Consolidation Analysis". ASU 2015-02 eliminates the deferral of the requirements of ASU 2009-17, "Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" for certain interests in investment funds and provides a scope exception from Topic 810 for certain investments in money market funds. The ASU also makes several modifications to the consolidation guidance for Variable Interest Entities ("VIEs") and general partners' investments in limited partnerships, as well as modifications to the evaluation of whether limited partnerships are VIEs or voting interest entities. ASU 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015 with early adoption permitted and is not expected to have a material impact on the Company's statement of financial condition.

In June 2015, the FASB issued ASU 2015-10 "Technical Corrections and Improvements". ASU 2015-10 covers a wide range of topics making technical updates within the FASB accounting codification. ASU 2015-15 provides amendments related to differences between original FASB guidance and the codification, guidance clarification and reference corrections, simplification and other minor improvements. ASU 2015-10 is effective for interim and annual reporting periods beginning after December 15, 2015 with early adoption permitted. This ASU is not expected to have a material impact on the Company's statement of financial condition.

In August 2015, the FASB issued ASU 2015-14 "Revenue from contracts with Customers (Topic 606): Deferral of the Effective date". ASU 2015-14 defers the effective date of ASU 2014-09 "Revenue from Contracts with Customers (Topic 606) issued in May 2014 by one year from December 15, 2016 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period with early adoption permitted. The ASU provide comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. It also provides guidance on accounting for certain contract costs and requires new disclosures. This ASU is not expected to have a material impact on the Company's statement of financial condition.

In January 2016, the FASB issued ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which provides guidance for the recognition, measurement, presentation, and disclosure of financial assets and liabilities. This ASU will be effective for the Company beginning in the first quarter of fiscal year 2019. The Company is currently evaluating the impact that the standard will have on its statement of financial condition and does not expect the impact to be material.

Continued

3. Cash and Securities Segregated Under Federal and Other Regulations

Under the provisions of SEC Rule 15c3-3, "qualified securities" (as defined under SEC Rule 15c3-3) with a fair value of $945 million have been segregated for the exclusive benefit of customers and qualified securities with a fair value of $104 million have been segregated for the proprietary accounts of brokers. Of the qualified securities, securities with a fair value of $236 million are included in cash and securities segregated under federal and other regulations in the statement of financial condition. Additionally, securities received as collateral from securities purchased under agreements to resell transactions with a fair value of $813 million have been segregated under federal and other regulations.

As a FCM, RBSSI is required to segregate funds in segregated funds accounts (under Section 4d(2) of the Commodity Exchange Act ("CEA")) and secured funds held in separate accounts (under CFTC Regulation 30.7) and cleared swap customer accounts (under 4D(F) of the CEA). For these purposes, $470 million and $99 million are held in accounts at banks and exchanges, respectively, and are reflected in the statement of financial condition as cash and securities segregated pursuant to federal regulations, $140 million of which are in the form of money market funds. Additionally, RBSSI segregated $1,267 million of customer owned securities deposited at clearing organizations. These segregated securities are not included in the statement of financial condition.

4. Securities purchased/sold under agreements to resell/repurchase and other collateralized financing agreements

The Company enters into various collateralized financing transactions to, among other things, acquire securities to cover short positions, to settle other securities obligations, and to finance the Company's long inventory positions. The table below summarizes the type of collateralized financing arrangements reported in the statement of financial condition at December 31, 2015:

Assets	$m
Securities purchased under agreements to resell	17,688
Securities borrowed	3,227
	20,915

Liabilities	$m
Securities sold under agreements to repurchase	16,644

In order to manage credit exposure arising from such transactions, the Company enters into master netting agreements and collateral agreements with counterparties that provide the Company the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty in the event of a counterparty default, such as bankruptcy or a counterparty's failure to pay or perform. The Company generally takes possession of securities purchased under agreements to resell and securities borrowed and receives securities and cash posted as collateral with the right to re-hypothecate. In certain cases, the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also continuously monitors the fair value of the transactions' underlying securities as compared with the related receivable or payable, including accrued

Continued

interest and requests additional collateral as provided under the applicable agreement, to ensure such transactions are adequately collateralized.

The following tables summarize the offsetting of these instruments and related collateral amounts:

	Gross Amounts $m	Amounts offset in the Statement of Financial Condition $m	Net amounts of Assets/Liabilities Presented in the Statement of Financial Condition $m	Amounts Not Offset in the Statement of Financial Condition [(1)] $m	Net Exposure $m
Assets					
Securities purchased under agreements to resell	40,790	(23,102)	**17,688**	(17,657)	31
Securities borrowed	3,227	-	**3,227**	(3,160)	67
Liabilities					
Securities sold under agreements to repurchase	39,746	(23,102)	**16,644**	(16,644)	-

(1) Amounts relate to transactions under master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

RBSSI pledges collateral in conjunction with its securities sold under agreements to repurchase. At December 31, 2015, 98% of the Company's securities sold under agreements to repurchase and other collateralized financing arrangements were collateralized with U.S. Government and U.S. Government Agency securities. All of the transactions have a maturity of six months or less.

5. Receivables and Payables from/to brokers, dealers and other institutions

The following table represents RBSSI's receivables and payables from/to brokers, dealers and other institutions as of December 31, 2015:

	Assets $m	Liabilities $m
Unsettled trades	-	427
Securities failed-to-deliver/receive	43	88
Broker receivables/payables	344	39
Other	7	64
	394	618

6. Receivables and Payables from/to customers

The following table represents RBSSI's receivables and payables from/to customers as of December 31, 2015:

	Assets	Liabilities
	$m	$m
Customer receivables/payables	24	429
Delivery/receive versus payment	17	3
Other	-	1
	41	433

7. Financial Instruments

The following table presents RBSSI's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value by type, as of December 31, 2015:

	Assets	Liabilities
	$m	$m
U.S. Government obligations	6,249	5,067
U.S. Government Agency obligations	1,272	103
Corporate debt securities	90	110
Equities and other	14	11
	7,625	5,291

8. Fair Value Disclosures

RBSSI's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy. See Note 2 for additional information regarding the fair value hierarchy.

In determining fair value, RBSSI separates financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value into categories (U.S. Government obligations, U.S. Government Agency obligations, Corporate debt securities, and Equities and other). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2015, all of RBSSI's securities are classified within Level 1 or 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include primarily U.S. Government obligations and U.S. Government Agency obligations. Such instruments are generally classified as Level 1. The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable levels of price transparency include corporate bonds, money market funds and other securities. Such instruments are generally classified as Level 2.

The following tables present RBSSI's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2015 by financial statement line item caption, type of instrument, and level within the fair value hierarchy:

	Level 1 $m	Level 2 $m	Total $m
Assets			
Cash and securities segregated under federal and other regulations (1)	**236**	**140**	**376**
Financial instruments owned, at fair value:			
U.S. Government obligations	6,249	-	6,249
U.S. Government Agency obligations	632	640	1,272
Corporate debt securities	-	90	90
Equities and other	2	12	14
Total financial instruments owned, at fair value	**6,883**	**742**	**7,625**
Total assets at fair value	**7,119**	**882**	**8,001**

	Level 1 $m	Level 2 $m	Total $m
Liabilities			
Financial instruments sold, not yet purchased, at fair value			
U.S. Government obligations	5,067	-	5,067
U.S. Government Agency obligations	103	-	103
Corporate debt securities	-	110	110
Equities and other	-	11	11
Total liabilities at fair value	**5,170**	**121**	**5,291**

(1) This population consists of U.S. Government obligations and money market funds.

At December 31, 2015, there were no Level 3 assets or liabilities.

During the year ended December 31, 2015, there were no significant movements of Level 3 assets or liabilities. There were $17 million of assets reclassified from Level 2 to Level 3 based on their price transparency in the market, of which were either sold during the year or determined to have no value. There were $108 million of assets and $5 million of liabilities reclassified from Level 1 to Level 2 primarily due to decreased market activity for these instruments.

Financial Instruments not carried at Fair Value

The following table presents the carrying values and estimated fair values of certain financial assets that are not measured at fair value, including their classification in the fair value hierarchy:

	Carrying Value	Estimated Fair Value		
		Level 1	Level 2	Total
	$m	$m	$m	$m
Assets				
Cash and cash equivalents	93	93	-	93
Cash and securities segregated under federal and other regulations	429	429	-	429
Receivables from brokers, dealers and other institutions	394	-	394	394
Receivables from customers	41	-	41	41
Securities purchased under agreements to resell and other collateralized financing arrangements	20,915	-	20,915	20,915
Other assets	110	-	110	110
Liabilities				
Short-term borrowings	428	-	428	428
Payables to brokers, dealers and other insitutions	618	-	618	618
Payables to customers	433	-	433	433
Securities sold under agreements to repurchase and other collateralized financing arrangements	16,644	-	16,642	16,642
Other liabilities	346	-	346	346

At December 31, 2015, there were no financial instruments which are not carried at fair value that were classified as Level 3.

The carrying value of Company's assets and liabilities in the table above approximates fair value due to the relatively short-term nature of the instruments. The estimated fair value of securities purchased under agreements to resell, securities sold under agreements to repurchase and other collateralized financings is determined using a discounted cash flow methodology.

9. Risk Management

As a participant in the government securities and credit markets, RBSSI is exposed to various risks that arise in the normal course of its business. The risks to which RBSSI are subject to include market, credit, operational, legal, regulatory and financial control risks.

RBSSI monitors and controls its risk exposures on a daily basis through a multi-faceted and interrelated series of financial, credit and market risk management monitoring systems that are independent of the front office. Accordingly, RBSSI believes that it has effective procedures for evaluating and limiting, where possible, the market, credit, operational and other risks to which it is subject. RBSSI's senior management has an active role in the risk management process and through documented policies and procedures, requires that various internal control and business groups participate in providing monitoring and oversight. These include, but are not limited to Governance and Control Committee, Asset and Liability Committee, the Equity and Fixed Income Underwriting Committees, Independent Price Verification Committee, Legal/Regulatory Accrual Committee, Services and Vendor Oversight Committee, the Compliance Committee, the Operating Committee, Model Risk Committee, the New Product Risk Assessment ("NPRA") Process (including the Significant Change Assessment Process ("SCAP")), and the Credit Approval Process. In addition, the Company's risk management practices are subject to periodic review by the Company's internal auditors and RBS Risk Management.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities, or other market factors, such as liquidity, will result in market value losses for a position or portfolio. The Company's exposure to market risk is affected by the factors of the markets in which the Company participates.

Market risk is monitored daily and controlled through risk limits, position limits, management oversight, stress testing and regular independent pricing reviews. The Company attempts to control its market risk exposures through hedging strategies and a wide variety of quantitative and qualitative monitoring and analytical review mechanisms, including Value-at-Risk measures.

Credit Risk

Credit risk arises from the potential that a counterparty to a transaction with the Company or an issuer of securities or underlying instruments held by RBSSI might fail to perform under its contractual obligations, which could result in RBSSI incurring losses.

The Company controls credit risk by monitoring counterparty credit exposures, haircut and collateral values on a daily basis, following an established credit approval process which includes reviewing the financial health of counterparties at inception of the relationship with the Company and on an ongoing basis, and requiring haircut levels to be adjusted or collateral to be deposited with the Company when deemed necessary. Collateral held is most often in the form of U.S. Government securities, U.S. Government Agency securities or cash. The Company has established credit limits for issuers and counterparties that are also monitored on a daily basis. The Company further reduces credit risk, where appropriate, by entering into enforceable netting agreements and arrangements that enable the Company to terminate the agreement or reset specific contractual terms upon the occurrence of certain events or time periods.

Concentrations of Credit Risk

Concentrations of credit risk arise when a number of customers are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Company's credit concentrations may arise from trading, underwriting and financing activities. The Company monitors credit risk on both an individual issuer and group counterparty basis.

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The Company is engaged in various activities serving a diverse group of corporate and institutional investors. A substantial portion of the Company's transactions are executed with financial institutions that include broker-dealers, commercial banks, money managers and insurance companies. The Company's exposure to credit risk can be directly impacted by political, industry, and economic factors including volatile trading markets which may impair counterparties' ability to satisfy their obligations to the Company.

The Company's largest concentration of credit risk and issuer risk relates to securities issued by the U.S. Government and U.S. Government Agencies. At December 31, 2015, financial instruments owned that were obligations of the U.S. Government or U.S. Government Agencies represented approximately 99% of the Company's financial instruments owned, at fair value. At December 31, 2015, approximately 98% of the Company's securities purchased under obligations to resell and other collateralized financing arrangements were collateralized by such obligations, after any netting.

Other Risks

Operational, legal, regulatory and financial control risk relate to losses the Company may incur due to items such as the failure in execution and settlement of securities transactions, deficiencies in legal documentation or compliance, or inadequacies in financial control systems.

Operational risk is managed through the creation and monitoring of key risk indicators, the review/challenge of testing performed on key control processes, escalation procedures for risk events, the promulgation of documented policies and procedures, and the monitoring and tracking of operational risk events. New products and significant change are risk assessed and approved via the NPRA Process and SCAP.

Legal and regulatory risk is managed through the assistance of in-house Legal and Compliance Departments staffed with experienced attorneys and compliance professionals knowledgeable in the firm's areas of business. RBSSI's in-house lawyers and compliance professionals work closely with the business on significant transactions, develop and utilize standard transaction documentation, obtain assistance and advice from experienced outside counsel as needed, and establish and communicate to employees and their supervisors written policies and procedures for the proper conduct of business in accordance with applicable law, regulation and RBSSI policy.

RBSSI seeks to minimize financial control risk through the segregation of responsibility for key functions involved in the gathering, analysis, and presentation of financial information, documented policies and procedures that establish authorized signatories for various key financial control activities, use of external resources for price verification, and multiple reconciliation and confirmation processes performed at regular intervals.

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10. Short-term Borrowings

In addition to obtaining short-term financing through the repurchase and securities lending markets, RBSSI obtains short-term unsecured financing from RBSHI and The Royal Bank of Scotland plc ("RBS plc"). The Company's borrowing with The RBS plc was pursuant to a $4.5 billion unsecured financing facility with a maturity date of August 31, 2016. At December 31, 2015, RBSSI had the following short-term liabilities set forth below with maturities of one month or less:

	$m	Weighted Average Interest Rates
RBS Holdings USA Inc.	292	0.36%
The Royal Bank of Scotland plc	136	0.32%
Total Short-term borrowings	428	

Of the above amounts, $362 million is repayable on demand.

11. Commitments and Contingencies

Leases and Related Commitments
RBSSI has obligations under non-cancelable operating leases, principally for office space, that expire on various dates through 2017. Total future net rental commitments as of December 31, 2015 are approximately $3 million.

Financial Instruments Sold, but Not Yet Purchased
Financial instruments sold, but not yet purchased, represent obligations of RBSSI to purchase securities in the future at prevailing market prices. The future satisfaction of such obligations may be for amounts greater or less than the amounts recognized in the statement of financial condition. The ultimate gain or loss is dependent upon the prices at which the underlying financial instruments are purchased to settle RBSSI's obligations under the sale commitments.

Borrow versus Pledge
In transactions where RBSSI acts as the net borrower in a securities exchange, the securities borrowed and pledged are treated as off-balance-sheet transactions. At December 31, 2015, RBSSI had pledged securities with a fair value of approximately $247 million against borrowed securities with a fair value of approximately $242 million.

Forward Financing Arrangements
In connection with its financing activities, including bonds borrowed and pledged activities, RBSSI had outstanding commitments to enter into future collateralized lendings of approximately $1,457 million and had commitments to enter into future collateralized borrowings of $467 million as of December 31, 2015. All such commitments mature within two months and have stated terms, some of which may be subject to change prior to the effective date.

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Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such commitments that were open at December 31, 2015 and subsequently settled had no material impact on the statement of financial condition at that date.

Litigation

RBSSI is party to legal proceedings, investigations and regulatory matters in the United States and other jurisdictions, arising out of its normal business operations.

All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBSSI incurring a liability. RBSSI recognizes a provision for a liability in relation to these matters when it is probable that there is a present loss contingency resulting from a past event, and a reasonable estimate can be made of the amount of the loss contingency.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss or possible range of loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. RBSSI cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are also situations where RBS may enter into a settlement agreement or recognize a provision in contemplation of a potential settlement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which RBS believes it has credible defenses and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

While the outcome of the legal proceedings, investigations and regulatory matters in which RBSSI is involved is inherently uncertain, management believes that, based on the information available to it, appropriate accounting provisions have been made in respect of legal proceedings, investigations and regulatory matters as of December 31, 2015.

The material litigation, investigations, and regulatory matters in which RBSSI is involved are described below. If any such matters were resolved against RBSSI, these matters could, individually or in the aggregate, have a material adverse effect on RBSSI's net assets, operating results, or cash flows in any particular period. RBSSI cannot predict the outcome of these matters at this stage and is unable to estimate the liability or possible range of loss in excess of any provision accrued, if any, that might arise or its effect on RBSSI's statement of financial condition.

Litigation Matters

There continues to be a high level of litigation activity in the financial services industry focused on residential mortgage and credit crisis related matters. As a result, RBSSI is the subject of claims for damages and other relief regarding mortgages and related securities. With respect to the current claims described herein, RBSSI considers that it has substantial and credible legal and factual defenses to these claims and will continue to defend them vigorously.

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MBS and Other Mortgage-Related Litigation
RBSSI has been named as a defendant in its role as underwriter in a number of claims in the United States that relate to the securitization and securities underwriting businesses. These cases include actions by individual purchasers of securities and a purported class action suit. Together, the pending individual and class action cases (including those claims specifically described in this note) involve the issuance of approximately $43 billion of mortgage-backed securities ("MBS") issued primarily from 2005-2007. In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. RBSSI remains a defendant in more than 20 lawsuits brought by purchasers of MBS, including the purported class action identified below.

In the event of an adverse judgment in any of these cases, the amount of RBSSI's liability will depend on numerous factors that are relevant to the calculation of damages, which may include the recognized loss of principal value in the securities at the time of judgment (write-downs); the value of the remaining unpaid principal balance of the securities at the time the case began, at the time of judgment (if the plaintiff still owns the securities at the time of judgment), or at the time when the plaintiff disposed of the securities (if plaintiff sold the securities); and a calculation of pre and post judgment interest that the plaintiff could be awarded, which could be a material amount.

In September 2011, the US Federal Housing Finance Agency ("FHFA") as conservator for the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac") filed MBS-related lawsuits against RBSSI and certain affiliates, as well as a number of other financial institutions, all of which, except for the two cases described below, have since settled for amounts that were publicly disclosed. The primary FHFA lawsuit against RBSSI remains pending in the United States District Court for the District of Connecticut, and it relates to approximately $32 billion of MBS for which RBSSI acted as underwriter. Of these $32 billion, approximately $8.6 billion were outstanding at December 31, 2015 with cumulative write downs to date on the securities of approximately $1.1 billion (being the recognized loss of principal value suffered by security holders). In September 2013, the Court denied the defendants' motion to dismiss FHFA's amended complaint in this case.

The other remaining FHFA lawsuit that involves RBSSI relates to MBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries, and is now the subject of an appeal. On May 11, 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favor of FHFA on its claims against Nomura and RBSSI, finding, as relevant to RBSSI, that the offering documents for four Nomura-issued MBS for which RBSSI served as an underwriter, relating to $1.4 billion in original principal balance, contained materially misleading statements about the mortgage loans that backed the securitizations, in violation of the Securities Act and Virginia securities law. RBSSI estimates that its net exposure under the Court's judgment of May 15, 2015 is approximately $383 million, which is the difference between the amount of the judgment against RBSSI ($636 million) and the current estimated market value of the four MBS that FHFA would return to RBSSI pursuant to the judgment, plus the costs and attorney's fees that will be due to FHFA if the judgment is upheld. The Court has stayed the judgment pending the result of the appeal that the defendants are taking to the United States Court of Appeals for the Second Circuit, though post-judgment interest on the judgment amount will accrue while the appeal is pending. RBSSI intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

Continued

The National Credit Union Administration Board ("NCUA") is litigating two MBS cases against RBSSI and affiliates (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union). The original principal balance of the MBS at issue in the NCUA cases is $3.25 billion. In September 2015, in a third case brought by NCUA (on behalf of Southwest Corporate Federal Credit Union and Members United Corporate Federal Credit Union), the NCUA accepted RBS's offer of judgment for $129.6 million, plus attorney's fees, to resolve the matter, which concerned $312 million in MBS. RBS has paid to the plaintiff the agreed $129.6 million plus attorney's fees.

Other remaining MBS lawsuits against RBSSI include, among others, cases filed by the Federal Deposit Insurance Corporation (as receiver for Guaranty Bank, Colonial Bank, Citizens National Bank, Strategic Capital Bank, and United Western Bank), and cases filed by the Federal Home Loan Banks of Boston and Seattle. RBSSI has settled the MBS lawsuit filed by the Federal Home Loan Bank of San Francisco. RBSSI has also settled the case filed by the Commonwealth of Virginia on behalf of the Virginia Retirement System, and the settlement amount has been paid.

RBSSI is also a defendant in a purported MBS class action entitled *New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.*, which remains pending in the United States District Court for the Southern District of New York. Another MBS class action, *Luther v. Countrywide Financial Corp. et al.* and related class action cases, was settled in 2013 without any contribution from RBSSI, but several members of the settlement class are appealing the court approved settlement to the United States Court of Appeals for the Ninth Circuit.

RBSSI cannot predict the outcome of all these cases at this stage and is unable to estimate the liability or possible range of loss in excess of any provision accrued, if any, that might arise or its effect on RBSSI's statement of financial condition. Additional settlement costs or provisions related to the MBS litigation, as well as the investigations into MBS-related conduct involving RBSSI set out under regulatory matters (for which no provisions have been made), may be necessary in future periods for amounts that could be substantial in some instances and in aggregate could be substantially in excess of the existing provisions.

In many of these actions, RBSSI has or will have contractual claims to indemnification from the issuers of the securities. The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party a number of whom are or may be insolvent.

US Treasury securities antitrust litigation

Beginning in July 2015, numerous class action antitrust complaints were filed in the United States federal courts against a number of primary dealers of US Treasury securities, including RBSSI. The complaints allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The complaints assert claims under the US antitrust laws and the Commodity Exchange Act on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. On December 8, 2015, all pending matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings.

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Interest Rate Swaps Antitrust Litigation
On November 25, 2015, RBS, RBS plc, and RBSSI, as well as a number of other interest rate swap-dealers, were named as defendants in a class action antitrust complaint filed in the United States District Court for the Southern District of New York. A similar complaint was filed in the United States District Court for the Northern District of Illinois on February 18, 2016. The complaints allege that the defendants violated the US antitrust laws by restraining competition in the market for interest rate swaps through various means and thereby caused inflated bid-ask spreads for interest rate swaps to the alleged detriment of the plaintiff class. RBS anticipates moving to dismiss the claims asserted in these matters.

FX antitrust litigation
RBS (and RBSSI) have settled all claims that are or could be asserted on behalf of the classes in a consolidated action alleging an antitrust conspiracy in relation to foreign exchange transactions, which is pending in the United States District Court for the Southern District of New York. Following the Court's preliminary approval of the settlement on December 15, 2015, RBS paid the total settlement amount ($255 million) into escrow pending final court approval of the settlement. Other class action complaints, including a complaint asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions, are pending in the same court and name certain members of the RBS Group, including RBSSI, as defendants.

In September 2015, certain members of RBS (including RBSSI), as well as a number of other financial institutions, were named as defendants in two purported class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions. The plaintiffs allege that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades.

Certain other foreign exchange transaction related claims have been or may be threatened against RBS entities in other jurisdictions. RBS cannot predict whether any of these claims will be pursued, but expects that several may.

LIBOR litigation
Certain members of RBS (including in some instances, RBSSI) have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of RBS and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. Over 35 other USD LIBOR-related actions involving RBS, including purported class actions on behalf of lenders and mortgage borrowers, were also made part of the coordinated proceeding.

In a series of orders issued in 2013 and 2014, the Court overseeing the coordinated USD proceeding dismissed class plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodity Exchange Act claims on behalf of

persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant. Since then, the Court has issued additional orders broadly addressing other potential grounds for dismissal of various plaintiffs' claims, including dismissal for lack of personal jurisdiction, and the Court is now in the process of applying these rulings across the cases in the coordinated proceeding. The Court's dismissal of plaintiffs' antitrust claims is currently on appeal to the United States Court of Appeals for the Second Circuit.

Other Litigation Involving RBSSI
In addition, RBSSI is named as a defendant in other actions. For example, RBSSI has been named as an underwriter defendant in various class actions involving public debt or equity where the plaintiff generally has brought actions against the issuer and underwriters of such securities.

RBSSI has also been named as a defendant/respondent in various employment actions involving wrongful termination, breach of contract, quasi-contractual and other employment claims where the plaintiff/claimant generally has been discharged or subject to allegedly adverse employment action and is suing RBSSI as the current or former employer.

RBSSI and certain affiliates, as well as several other financial institutions, are defendants in an adversary proceeding filed in the U.S. bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On September 25, 2014, the Court largely denied the defendants' motion to dismiss this matter and as a result, discovery is ongoing.

In October 2014, F5 Capital commenced *F5 Capital v. RBS Securities Inc.*, a civil action in the U.S. District Court for the District of Connecticut. F5 Capital asserts claims for damages arising from RBSSI's alleged wrongful possession of certain securities that plaintiff claims should have been returned to F5 Capital. RBSSI filed a motion to dismiss the case, which the Court granted on September 30, 2015. The plaintiff has sought reconsideration of that ruling.

RBSSI cannot predict the outcome of all of the cases under litigation matters at this stage and is unable to estimate the liability or possible range of loss in excess of any provision accrued, if any, that might arise or its effect on RBSSI's financial position.

Regulatory Matters
RBS's businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the United States, the United Kingdom, the European Union, and elsewhere. RBS has engaged, and will continue to engage, in discussions with such authorities on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding a variety of matters. The Markets segment of the Corporate & Institutional Banking division in particular, of which RBSSI is a part, has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities. Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by

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governmental and regulatory authorities, increased costs being incurred, remediation of systems and controls, public or private censure, restriction of business activities and/or fines.

RMBS and Other Structured Products Investigations
RBSSI is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organizations, including the U.S. Department of Justice ("DOJ") and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force (including several state attorneys general) relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralized debt obligations ("CDOs"), collateralized loan obligations ("CLOs") and synthetic products. In connection with these inquiries, RBSSI and its affiliates have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitizations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and repurchase requests.

These ongoing matters include, among others, active investigations by the civil and criminal divisions of the DOJ and the office of the attorney general of Connecticut, on behalf of the Connecticut Department of Banking, relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitizations and related disclosures. On August 31, 2015, the Connecticut Department of Banking issued two letters to RBSSI, indicating that it has concluded that RBSSI may have violated the Connecticut Uniform Securities Act when underwriting RMBS, noting RBS plc's May 2015 FX-related guilty plea, and offering an opportunity for RBSSI to demonstrate its compliance with the law and why administrative proceedings seeking fines and other remedies should not be commenced. RBSSI submitted responses to these letters in October 2015, and related discussions are ongoing.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitization and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. RBSSSI and its affiliates completed their production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitization transaction. In May 2011, the New York State Attorney General requested additional information about RBS's mortgage securitization business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing and RBSSI and its affiliates continue to respond to requests for information.

The investigations also include civil and criminal investigations relating to alleged misrepresentations in the trading of various forms of asset-backed securities, including residential mortgage-backed securities, commercial mortgage-backed securities, CDOs, and CLOs. In March and December 2015, two former RBSSI traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at RBSSI.

RBSSI cannot predict the outcome of these matters at this stage and is unable to estimate the liability or possible range of loss which may be substantial. As a result, no provision has been recorded.

Trading Rates
RBS and its subsidiaries, including RBSSI, are co-operating with investigations and new and ongoing requests for information by various governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including

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LIBOR and other interest rate settings, and non-deliverable forwards. RBSSI and its affiliates are providing information and documents to the CFTC as part of an investigation into the setting of USD, EUR and GBP ISDAFIX and related trading activities. RBSSI and its affiliates understand that the CFTC investigation is at an advanced stage. RBS is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading.

FX

In November 2014, RBS plc reached a settlement with the FCA in the United Kingdom and the CFTC in relation to investigations into failings in RBS's FX businesses. RBS plc agreed to pay penalties of £217 million to the FCA and $290 million to the CFTC to resolve the investigations. The fines were paid on November 19, 2014.

On May 20, 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its CIB segment. RBS plc paid a penalty of $274 million to the Federal Reserve and has agreed to pay a penalty of $395 million to the DOJ to resolve the investigations. The DOJ fine is fully covered by existing provisions.

As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market.

The charged conspiracy occurred between as early as December 2007 to at least April 2010. Pursuant to the plea agreement (which is publicly available), the DOJ and RBS plc have agreed jointly to recommend to the Court that it impose a sentence consisting of a $395 million criminal fine and a term of probation, which among other things, would prohibit RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and require RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). If RBS plc is sentenced to a term of probation, a violation of the terms of probation could lead to the imposition of additional penalties.

RBS plc and RBSSI have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBSSI agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBSSI are obligated to implement and comply with these programs after they are approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

RBS entities are responding to investigations and inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in its FX business, including with

Continued

respect to potential collateral consequences of the RBS plc guilty plea described above. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and could be material.

CDS Market
RBS and its subsidiaries, including RBSSI, are parties to the European Commission's antitrust investigation into the Credit default swap ("CDS") information market. In general terms, the EC has raised concerns that a number of banks, Markit and the International Swaps and Derivatives Association ("ISDA") may have jointly prevented exchanges from entering the CDS market. On December 4, 2015, the EC decided to close the case against the RBS entities and the other bank parties to the investigation. Markit and ISDA remain party to the investigation.

At this time, RBSSI is fully cooperating with each of these ongoing investigations and requests. At this stage it is not possible to estimate the effect or possible range of loss of the matters discussed above in excess of any provision accrued, if any.

12. Guarantees

In the normal course of its business, RBSSI may be party to various types of guarantees with counterparties in connection with certain underwriting, securitization, asset sale and other transactions. Contracts that fall under the definition of guarantees include contracts that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, and indirect guarantees of the indebtedness of others even though the payment to the guaranteed party may not be based on changes related to an asset, a liability or an equity security of the guaranteed party.

Indemnifications
RBSSI provides representations and warranties to counterparties in connection with, among other things, certain financing, asset-sale and underwriting transactions and occasionally provides indemnifications to those counterparties against potential losses caused by a breach of those representations and warranties. These and other indemnifications are ordinarily documented in standard contractual terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the events or contingencies triggering the obligation to indemnify are generally not expected to occur except as described in Note 11. Accordingly, RBSSI has determined that it is not possible to develop an estimate of the maximum payout under these guarantees and indemnifications. RBSSI has not recorded any liabilities in the statement of financial condition as of December 31, 2015 related to these indemnification arrangements.

Other Guarantees
RBSSI is a member of various exchanges and clearing houses that trade, settle, and clear securities and/or futures contracts. Under standard membership agreements, RBSSI guarantees the performance of other members and may be required to pay a proportionate share of the obligations of such exchanges or clearing houses in the event of member defaults. This risk is mitigated in many cases by the exchanges or clearing houses requiring its members to post collateral. RBSSI has not recorded any liabilities in the statement of financial condition as of December 31, 2015 related to these arrangements as it believes that it is unlikely that it will have to make material payments under such arrangements.

In addition, RBSSI when acting as FCM, may be obligated to make payments to the relevant clearing house to the extent that a customer cannot meet its obligations to such clearing house. This risk is mitigated by requiring clearing customers to post collateral to RBSSI in an amount no lesser than what is required by the clearing house.

13. Income Taxes

RBSSI's deferred income taxes arise principally from litigation reserves and other liabilities not currently deductible, real estate mortgage investment conduit ("REMIC") residuals, partnership and other investment activity, and net operating losses. A valuation allowance provision fully offsets the net deferred income tax benefit. RBSSI also has federal net operating loss carry forwards of $116 million and state net operating loss carry forwards of $33 million which are offset by a full valuation allowance expiring in various years through 2035.

Management believes that based on the uncertainty created by the continued restructuring of the US operations that it is more likely than not that the benefit from all of the federal and state deferred tax assets will not be realized. In recognition of this risk, all of RBSSI's federal and state deferred tax assets are offset by a $840 million valuation allowance as of December 31, 2015.

RBSSI settles its income tax provision with RBSHI by agreement through intercompany accounts. At December 31, 2015, the amount payable to RBSHI for income taxes was approximately $4 million and is included in other liabilities.

The total amounts of gross unrecognized tax benefits at the beginning and end of the year were as follows:

	$m
Unrecognized tax benefits - opening balance	16
Gross Increases - Tax Positions in Prior Period	2
Gross Decreases - Tax Positions in Prior Period	-
Gross Increases - Tax Positions in Current Period	-
Lapse of Statute of Limitations	(6)
Settlement	-
Unrecognized tax benefits - ending balance	12

As of December 31, 2015, RBSSI has approximately $12 million of total gross unrecognized tax benefits. Of the total unrecognized tax benefits, approximately $12 million represents the amount of the unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. Accrued interest related to uncertain tax positions amounted to $2 million as of December 31, 2015.

RBSSI is under audit in certain jurisdictions. The Internal Revenue Service ("IRS") audit for tax years 2009 and 2010 closed in 2015 which resulted in a net reduction of deferred tax assets and accordingly a release of valuation allowance of $39 million. The IRS audit for tax years 2011-2013 commenced in 2015. The New York state tax audit for tax years 2010-2012 closed in 2015 with no material changes to the statement of financial condition. As a part of a combined tax return, RBSSI is under audit in the state of Massachusetts for tax years 2009 and 2010 and in California for tax years 2011-2013. For the open audits, management anticipates that adjustments to the unrecognized tax benefits, if any, will not result in a material change to

the statement of financial condition. The statute of limitations for other states remains open for the tax years 2011 and forward.

14. Collateral

In connection with its trading activities, particularly in U.S. Government and Agency securities, RBSSI enters into collateralized repurchase agreements, securities lending arrangements and certain other collateralized transactions. Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. In accordance with industry practice, collateral, in the form of cash or securities, has a fair value in excess of the obligations under the contract.

At December 31, 2015, RBSSI has accepted collateral that it is permitted by contract to sell or repledge. This collateral consists primarily of securities received in connection with reverse repurchase agreements with institutional clients and other broker dealers. The net fair value of securities received as collateral at December 31, 2015 was approximately $20,817 million. In the normal course of business, this collateral is primarily used by RBSSI to cover short sales and to obtain financing. At December 31, 2015, primarily all of the above collateral has been delivered against securities sold short or repledged by RBSSI.

RBSSI also pledges certain financial instruments owned, at fair value in connection with repurchase agreements and securities lending agreements to counterparties who may or may not have the right to deliver or repledge them. The table below presents information about assets pledged as of December 31, 2015:

	$m
Financial instruments owned, at fair value pledged to counterparties that:	
Had the right to deliver or repledge	2,500
Did not have the right to deliver or repledge	2,395

15. Net Capital Requirements

As a registered Broker-Dealer and FCM, RBSSI is subject to the net capital rules of both the SEC (Rule 15c3-1) and the CFTC (Regulation 1.17).

Under the SEC's "Uniform Net Capital Rule", RBSSI has elected to compute its minimum net capital using the alternative method. As such, RBSSI is required to maintain minimum net capital of the greater of 2% of aggregate debit items, as defined in SEC Rule 15c3-3 (SEC Rule 15c3-1(a)(1)(ii)), 4% of the funds required to be segregated pursuant to the Commodity Exchange Act and the regulations thereunder (SEC Rule 15c3-1(a)(1)(iii)), or 8% of the total risk margin requirement for positions carried in customer and non-customer accounts (CFTC Regulation 1.17(a)).

At December 31, 2015, RBSSI had regulatory net capital of $3,776 million, which was $3,669 million in excess of its required minimum net capital of $107 million.

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16. Employee Benefit Plan

Employees of RBSSI are eligible to participate in the RBS Retirement Savings Plan (the "Plan"), a defined contribution plan, subject to the satisfaction of various eligibility requirements. RBSSI matches a portion of each participant's contribution and makes an annual contribution in accordance with the Plan documents.

17. Related Party Transactions

In the normal course of business RBSSI conducts transactions with, and provides operational and administrative support to, affiliated companies for which it receives consideration. In addition, certain RBSSI activities are guaranteed by RBS plc, a wholly owned subsidiary of RBS.

The Company's assets and liabilities with affiliates include collateralized financing arrangements entered into primarily to facilitate client activities and to cover short sales and to finance financial instruments owned. Interest is accrued on these transactions and is reported in accrued interest receivable/payable. Included in receivables and payable from/to brokers, dealers and other institutions and from customers are receivables and payables where the Company clears futures transactions for affiliates. Payables to brokers, dealers and other institutions include payables for unsettled trades. Short-term borrowings include unsecured borrowings that provide operational funding and liquidity. Other assets and other liabilities include receivables from and payables to affiliates in conjunction with operational support provided or received in the normal course of business.

The following table summarizes RBSSI's assets and liabilities as of December 31, 2015 with affiliated companies.

	$m
Assets:	
Receivables from brokers, dealers and other institutions	23
Receivables from customers	22
Securities purchased under agreements to resell and other collateralized financing arrangements	5,108
Financial instruments owned, at fair value	17
Accrued interest receivable	2
Other assets	15
Liabilities:	
Short-term borrowings	428
Payables to brokers, dealers and other institutions	86
Payables to customers	110
Securities sold under agreements to repurchase and other collateralized financing arrangements	1,167
Financial instruments sold, but not yet purchased, at fair value	35
Other liabilities	108

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18. Subsequent Events

RBSSI has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through February 26, 2016, the date the audited statement of financial condition was issued. No recordable or disclosable events occurred through this date.

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